UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SOKO Fitness & Spa Group, Inc. (f/k/a American Business Holdings, Inc.)
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

83409D104
(CUSIP Number)

Tong Liu
SOKO Fitness & Spa Group, Inc.
No.194, Guogeli Street
Harbin, Heilongjiang Province 150001
The People’s Republic of China
+86 451-87702255

Peter Siris
c/o Guerrilla Capital Management, L.L.C.
237 Park Avenue, 9th Floor
New York, New York 10017
United States of America

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person

Queen Beauty and Wellness Group Limited

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 20,308,945(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 20,308,945(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

20,308,945

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

90.8%(2)

14.	Type of Reporting Person

HC

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 20,308,945 shares of common stock of the Corporation.
(2) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011 (as provided by the Corporation).

1.	Name of Reporting Person

SOKO Acquisition Corporation

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 20,308,945(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 20,308,945(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

20,308,945

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

90.8%(2)

14.	Type of Reporting Person

CO

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 20,308,945 shares of common stock of the Corporation.
(2) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011 (as provided by the Corporation).

1.	Name of Reporting Person

Tong Liu

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 9,763,910 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 9,763,910(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,763,910(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

43.7%(2)

14.	Type of Reporting Person

IN

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 10,545,035 shares of common stock of the Corporation.
(2) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011 (as provided by the Corporation).

1.	Name of Reporting Person

Xia Yu

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 70,000 (1)(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 70,000 (1)(2)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

70,000 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0.3%(3)

14.	Type of Reporting Person

IN

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 20,268,945 shares of common stock of the Corporation.
(2) See Item 5.
(3) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011 (as provided by the Corporation).

1.	Name of Reporting Person

Bingrong Wu

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 180,000 (1)(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 180,000 (1)(2)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

180,000 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0.8%(3)

14.	Type of Reporting Person

IN

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 20,158,945 shares of common stock of the Corporation.
(2) See Item 5.
(3) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011 (as provided by the Corporation).

1.	Name of Reporting Person

Chunying Liu

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 840,000 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 840,000 (1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

840,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

3.8%(2)

14.	Type of Reporting Person

IN

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 19,468,945 shares of common stock of the Corporation.
(2) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011 (as provided by the Corporation).

1.	Name of Reporting Person

Guozhe Li

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 11,000 (1)(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 11,000 (1)(2)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,000 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0.0%(3)

14.	Type of Reporting Person

IN

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 20,303,945 shares of common stock of the Corporation.
(2) See Item 5.
(3) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011 (as provided by the Corporation).

1.	Name of Reporting Person

Qinyue Sun

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 790,000(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 790,000(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

790,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

3.5%(2)

14.	Type of Reporting Person

IN

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 19,518,945 shares of common stock of the Corporation.
(2) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011 (as provided by the Corporation).

1.	Name of Reporting Person

Lei Jiang

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 11,000(1)(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 11,000(1)(2)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0.0% (3)

14.	Type of Reporting Person

IN

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 20,303,945 shares of common stock of the Corporation.
(2) See Item 5.
(3) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011 (as provided by the Corporation).

1.	Name of Reporting Person

Su Liu

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 820,000(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 820,000(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

820,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

3.7%(2)

14.	Type of Reporting Person

IN

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 19,488,945 shares of common stock of the Corporation.
(2) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011 (as provided by the Corporation).

1.	Name of Reporting Person

Xiangjin Yin

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 315,840(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 315,840(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

315,840(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

1.4%(2)

14.	Type of Reporting Person

IN

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 20,008,945 shares of common stock of the Corporation.
(2) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011 (as provided by the Corporation).

1.	Name of Reporting Person

Guerrilla Capital Management, L.L.C. S.S. or I.R.S. Identification No. of above person: 731564807

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,265,690(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,265,690(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,265,690(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

10.1%(2)

14.	Type of Reporting Person

IA, OO

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 18,043,255 shares of common stock of the Corporation.
(2) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011(as provided by the Corporation).

1.	Name of Reporting Person
Guerrilla Partners, L.P.
I.R.S. Identification No. of above persons: 52-2141646

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 549,211(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 549,211(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

549,211 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

2.5%(2)

14.	Type of Reporting Person

PN

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 19,759,734 shares of common stock of the Corporation.
(2) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011 (as provided by the Corporation).

1.	Name of Reporting Person

Hua-Mei 21st Century Partners, LP
I.R.S. Identification No. of above persons: 20-4965465

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0(1)
8. Shared Voting Power 1,716,479(1)
9. Sole Dispositive Power 0(1)
10. Shared Dispositive Power 1,716,479(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,716,479(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

7.7%(2)

14.	Type of Reporting Person

PN

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 18,592,466 shares of common stock of the Corporation.
(2) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011 (as provided by the Corporation).

1.	Name of Reporting Person

IDG-ACCEL China Investors II L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 304,094(1)
8. Shared Voting Power 3,718,251(2)
9. Sole Dispositive Power 304,094(1)
10. Shared Dispositive Power 3,718,251(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,022,345(1)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

18%(4)

14.	Type of Reporting Person

PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Growth Fund GP II Associates Ltd., Patrick J. McGovern and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these shares of common stock.
(2) IDG-Accel China Growth Fund II L.P. is the record owner of these shares of common stock. IDG-Accel China Growth Fund II L.P. and the Reporting Person have the same ultimate general partner, IDG-Accel China Growth Fund GP II Associates Ltd. By virtue of this, the Reporting Person may be deemed to be under common control with IDG-Accel China Growth Fund II L.P. and thus share voting and dispositive power with respect to these shares of common stock.
(3) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 16,286,600 shares of common stock of the Corporation.
(4) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011 (as provided by the Corporation).

1.	Name of Reporting Person

IDG-Accel China Growth Fund II L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,718,251(1)
8. Shared Voting Power 304,094(2)
9. Sole Dispositive Power 3,718,251(1)
10. Shared Dispositive Power 304,094(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,022,345(1)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

18%(4)

14.	Type of Reporting Person

PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Growth Fund II Associates L.P., IDG-Accel China Growth Fund GP II Associates Ltd., Patrick J. McGovern and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these shares of common stock.
(2) IDG-Accel China Investors II L.P. is the record owner of these shares of common stock. The Reporting Person and IDG-Accel China Investors II L.P. have the same ultimate general partner, IDG-Accel China Growth Fund GP II Associates Ltd. By virtue of this, the Reporting Person may be deemed to be under common control with IDG-Accel China Investors II L.P. and thus share voting and dispositive power with respect to these shares of common stock.
(3) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 16,286,600 shares of common stock of the Corporation.
(4) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011 (as provided by the Corporation).

1.	Name of Reporting Person

Quan Zhou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,022,345(1)(2)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,022,345(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,022,345(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

18%(3)

14.	Type of Reporting Person (See Instructions)

IN

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 16,286,600 shares of common stock of the Corporation.
(2) Including 3,718,251 shares of common stock of which the record owner is IDG-Accel China Growth Fund II L.P. and 304,094 shares of common stock of which the record owner is IDG-Accel China Investors II L.P. The ultimate general partner of both record owners is IDG-Accel China Growth Fund GP II Associates Ltd., of which the Reporting Person and Patric J. McGovern are directors. By virtue of acting together to direct the management and operations of IDG-Accel China Growth Fund GP II Associates Ltd., the Reporting Person and Patrick J. McGovern may be deemed to have shared voting and dispositive power with respect to all these shares of common stock.
(3) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011 (as provided by the Corporation).

1.	Name of Reporting Person

Patrick J. McGovern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,022,345(1)(2)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,022,345(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,022,345(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

18%(3)

14.	Type of Reporting Person (See Instructions)

IN

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 16,286,600 shares of common stock of the Corporation.
(2) Including 3,718,251 shares of common stock of which the record owner is IDG-Accel China Growth Fund II L.P. and 304,094 shares of common stock of which the record owner is IDG-Accel China Investors II L.P. The ultimate general partner of both record owners is IDG-Accel China Growth Fund GP II Associates Ltd., of which the Reporting Person and Quan Zhou are directors. By virtue of acting together to direct the management and operations of IDG-Accel China Growth Fund GP II Associates Ltd., the Reporting Person and Quan Zhou may be deemed to have shared voting and dispositive power with respect to all these shares of common stock.
(3) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011.

1.	Name of Reporting Person

IDG-Accel China Growth Fund GP II Associates Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,022,345(1)(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 4,022,345(1)(2)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,022,345(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

18%(3)

14.	Type of Reporting Person (See Instructions)

CO

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 16,286,600 shares of common stock of the Corporation.
(2) Including 3,718,251 shares of common stock of which the record owner is IDG-Accel China Growth Fund II L.P. and 304,094 shares of common stock of which the record owner is IDG-Accel China Investors II L.P. By virtue of being the ultimate general partner of both record owners, the Reporting Person may be deemed to have sole voting and dispositive power with respect to all these shares of common stock.
(3) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011.

1.	Name of Reporting Person

IDG-Accel China Growth Fund II Associates L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,718,251(1)
8. Shared Voting Power 304,094(2)
9. Sole Dispositive Power 3,718,251(1)
10. Shared Dispositive Power 304,094(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,022,345(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

18%(4)

14.	Type of Reporting Person (See Instructions)

PN

(1) Including 3,718,251 shares of common stock of which the record owner is IDG-ACCEL China Growth Fund II, L.P.
(2) IDG-Accel Investor II L.P. is the record owner of these shares of common stock. The Reporting Person and IDG-Accel China Investors II L.P. have the same general partner, IDG-Accel China Growth Fund GP II Associates Ltd. By virtue of this, the Reporting Person may be deemed to be under common control with IDG-Accel China Investors II L.P. and thus share voting and dispositive power with respect to these shares of common stock.
(3) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 16,286,600 shares of common stock of the Corporation.
(4) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011.

1.	Name of Reporting Person

Lucky Eagle Limited

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 465,000(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 465,000(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

465,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

2.1%(2)

14.	Type of Reporting Person

CO

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 19,843,945 shares of common stock of the Corporation.
(2) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011.

1.	Name of Reporting Person

China Golden Leaf Equity Fund SPC

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 180,852(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 180,852(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

180,852(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

0.8%(2)

14.	Type of Reporting Person

CO

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 20,133,612 shares of common stock of the Corporation.
(2) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011 (as provided by the Corporation).

1.	Name of Reporting Person

Golden Year Holdings Limited

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 666,667(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 666,667(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

666,667(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

3%(2)

14.	Type of Reporting Person

CO

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Corporation’s common stock who collectively own 19,642,278 shares of common stock of the Corporation.
(2) Based on 22,368,477 shares of common stock outstanding as of July 21, 2011 (as provided by the Corporation).

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of SOKO Fitness & Spa Group, Inc., a Delaware corporation (the “Corporation”). The principal executive offices of the Corporation are located at No. 194, Guogeli Street, Harbin, Heilongjiang Province, China 150001.

Item 2. Identity and Background.

This Schedule 13D is filed on behalf of Queen Beauty and Wellness Group Limited (“Queen Beauty”), SOKO Acquisition Corporation (“Merger Sub”), Tong Liu, Xia Yu, Bingrong Wu, Chunying Liu, Qinyue Sun, Su Liu, Lei Jiang, Guozhe Li, Xiangjin Yin, Guerrilla Capital Management L.L.C., Guerrilla Partners, L.P., Hua-Mei 21st Century Partners, LP (“Hua-Mei”), IDG-ACCEL China Growth Fund II L.P. (“IDG Growth”), IDG-ACCEL China Investors II L.P. (“IDG Investors”), Quan Zhou, Patrick J. McGovern, IDG-ACCEL China Growth Fund GP II Associates Ltd., IDG-ACCEL China Growth Fund II Associates L.P., China Golden Leaf Equity Fund SPC (“Golden Leaf”), Golden Year Holdings Limited (“Golden Year”) and Lucky Eagle Limited (“Lucky Eagle”).  Tong Liu, Bingrong Wu, Chunying Liu, Qinyue Sun, Su Liu, Lei Jiang, Guozhe Li, Xiangjin Yin, Guerrilla Partners, L.P., Hua-Mei, IDG Growth, IDG Investors, Golden Leaf, Golden Year and Lucky Eagle are collectively referred to herein as the “Contributing Stockholders”.

Due to the nature of the transactions described in Items 3 and 4 of this Schedule 13D, the Reporting Persons could be deemed to be part of a “group” with each other within the meaning of Section 13(d)(3) of the Exchange Act. Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by any other Reporting Person as to which such Reporting Person is not the record owner.

Queen Beauty, an exempted company incorporated under the laws of the Cayman Islands, with offices at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, was incorporated solely to hold the shares of common stock of Merger Sub.  Tong Liu, Xia Yu, Su Zhang, Jisheng Yan and Bin Zhou are directors of Queen Beauty.  During the last five years, none of Tong Liu, Xia Yu, Su Zhang, Jisheng Yan, Bin Zhou and Queen Beauty has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Merger Sub, a Delaware corporation, with offices at 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, U.S.A., was incorporated solely to hold the shares of Common Stock of the Corporation. Tong Liu, Xia Yu, Su Zhang, Jisheng Yan and Bin Zhou are directors of Merger Sub.  During the last five years, none of Tong Liu, Xia Yu, Su Zhang, Jisheng Yan, Bin Zhou and Merger Sub has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Tong Liu is an individual with a business address of c/o SOKO Fitness & Spa Group, Inc., No.194, Guogeli Street, Harbin, Heilongjiang Province 150001, China.  Mr. Liu is Chairman and Chief Executive Officer of the Corporation.  During the last five years, Mr. Liu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Liu is a citizen of the People’s Republic of China.

Xia Yu is an individual with a business address of c/o SOKO Fitness & Spa Group, Inc., No.194, Guogeli Street, Harbin, Heilongjiang Province 150001, China.  Xia Yu is Chief Financial Officer of the Corporation. During the last five years, Xia Yu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Xia Yu is a citizen of the People’s Republic of China.

Bingrong Wu is an individual with a business address of c/o SOKO Fitness & Spa Group, Inc., No.194, Guogeli Street, Harbin, Heilongjiang Province 150001, China.  Bingrong Wu is Vice-President of the Corporation.   During the last five years, Bingrong Wu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Bingrong Wu is a citizen of the People’s Republic of China.

Chunying Liu is an individual with a business address of c/o SOKO Fitness & Spa Group, Inc., No.194, Guogeli Street, Harbin, Heilongjiang Province 150001, China.  Chunying Liu is Director of Operating of the Corporation.  During the last five years, Chunying Liu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Chunying Liu is a citizen of the People’s Republic of China.

Guozhe Li is an individual with a business address of c/o SOKO Fitness & Spa Group, Inc., No.194, Guogeli Street, Harbin, Heilongjiang Province 150001, China.  Guozhe Li is Director of Investment and Development of the Corporation.  During the last five years, Guozhe Li has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Guozhe Li is a citizen of the People’s Republic of China.

Qinyue Sun is an individual with a business address of c/o SOKO Fitness & Spa Group, Inc., No.194, Guogeli Street, Harbin, Heilongjiang Province 150001, China.  Qinyue Sun is a freelancer.  During the last five years, Qinyue Sun has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Qinyue Sun is a citizen of the People’s Republic of China.

Lei Jiang is an individual with a business address of c/o SOKO Fitness & Spa Group, Inc., No.194, Guogeli Street, Harbin, Heilongjiang Province 150001, China.  Lei Jiang is Director of Marketing of the Corporation.  During the last five years, Lei Jiang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Lei Jiang is a citizen of the People’s Republic of China.

Su Liu is an individual with a business address of c/o SOKO Fitness & Spa Group, Inc., No.194, Guogeli Street, Harbin, Heilongjiang Province 150001, China.  Su Liu is a consultant. During the last five years, Su Liu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Su Liu is a citizen of the People’s Republic of China.

Xiangjin Yin is an individual with a business address of A-701, R&F Twin Tower, No.55 Middle Road of Dong San Huan, Beijing 100022, China.  Xiangjin Yin is a producer and investor of television film.  During the last five years, Xiangjin Yin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Xiangjin Yin is a citizen of the People’s Republic of China.

Guerrilla Capital Management, L.L.C. is a Delaware limited liability company with offices at the Chrysler Building, 405 Lexington Ave. 39th Floor, New York, N.Y. 10174. Guerrilla Capital Management, L.L.C. serves as investment manager for Guerrilla and Hua-Mei.  The managing members of Guerrilla Capital Management L.L.C. are Peter Siris and Leigh S. Curry and each of them own 50% of Guerrilla Capital Management, L.L.C.  During the last five years, none of Guerrilla Capital Management, L.L.C. Peter Siris and Leigh S. Curry has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Guerrilla Partners, L.P. is a Delaware limited partnership with offices at the Chrysler Building, 405 Lexington Ave. 39th Floor, New York, N.Y. 10174. During the last five years, Guerrilla Partners, L.P. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Hua-Mei is a Delaware limited partnership with offices at the Chrysler Building, 405 Lexington Ave. 39th Floor, New York, N.Y. 10174.  During the last five years, Hua-Mei has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

IDG Growth is a limited partnership organized under the laws of the Cayman Islands, with offices at Unit 1509, The Center, 99 Queen’s Road, Central, Hong Kong. The general partner of IDG Growth is IDG-Accel China Growth Fund II Associates L.P. (“IDG Associates LP”), a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Associates LP is IDG-Accel China Growth Fund GP II Associates Ltd. (“IDG GP”), a limited liability company incorporated under laws of the Cayman Islands. The directors of IDG GP are Patrick J. McGovern and Quan Zhou and each of them is a citizen of the United States of America.  During the last five years, none of IDG Growth, IDG Associates LP, IDG GP, Patrick J. McGovern and Quan Zhou has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

IDG Investors is a limited partnership organized under the laws of the Cayman Islands, with offices at Unit 1509, The Center, 99 Queen’s Road, Central, Hong Kong.  The general partner of IDG Investors is IDG GP. The directors of IDG GP are Patrick J. McGovern and Quan Zhou.  During the last five years, none of IDG Investors, IDG GP, Patrick J. McGovern and Quan Zhou has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Lucky Eagle is an exempted company incorporated under the laws of the Cayman Islands, with offices at 2101 A Ren He Ming Yuan, No.43 Ren He Street, Nangang Dist., Harbin 150001, China.  The executive officer and sole director of Lucky Eagle is Dongmei Sheng.  During the last five years, Lucky Eagle has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Golden Leaf is a segregated portfolio company incorporated under the laws of the Cayman Islands, with offices at 75 Huntington Road, Newton, MA 02458, USA.  The sole director of Golden Leaf is Bin Zhou. During the last five years, neither Golden Leaf nor Bin Zhou has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Golden Year is a corporation incorporated under the laws of the British Virgin Islands, with offices at 75 Huntington Road, Newton, MA 02458, USA.  The directors of Golden Year are Bin Zhou and Haibo Yu.  During the last five years, none of Golden Year, Bin Zhou and Haibo Yu has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration.

On [ ], 2011, Queen Beauty, Merger Sub, the Contributing Stockholders, China Consumer Capital Fund (“CCC”) and Mousserena, L.P. (“Mousse”) entered into a contribution and subscription agreement (the “Contribution Agreement”), pursuant to which (i) the Contributing Stockholders agreed to contribute 20,308,945 shares of Common Stock held by them to Queen Beauty in exchange for 10,819,999 ordinary shares and 9,488,945 preferred shares of Queen Beauty, of which Merger Sub is a wholly owned subsidiary,  (ii) CCC, Golden Leaf and Mousse agreed to contribute an aggregate $[ ] in cash in exchange for [  ] preferred shares of Queen Beauty and (iii) Queen Beauty agreed to contribute all of the shares of Common Stock contributed to it by the Contributing Stockholders to Merger Sub in exchange for one (1) share of common stock, $0.001 par value, of Merger Sub. These transactions will result in Merger Sub acquiring 90.79% of the total issued and outstanding shares of Common Stock of the Corporation.  A portion of the cash to be received from CCC, Golden Leaf and Mousse will be used to fund the Merger (as defined in Item 4 below).

Item 4. Purpose of Transaction.

Merger Sub intends to complete a “short-form” merger with the Corporation (the “Merger”) in accordance with Section 253 of the General Corporation Law of the State of Delaware within ten days of the closing of the transactions under the Contribution Agreement.  Pursuant to the Merger, Merger Sub will be merged with and into the Corporation, with the Corporation as the surviving entity.  Once the Merger is completed, the Corporation will become a wholly owned subsidiary of Queen Beauty.  Queen Beauty then intends to terminate the registration of the shares of Common Stock of the Corporation.   An Information Statement will be mailed to the shareholders of the Corporation describing the Merger within ten days after the completion of the Merger.

Item 5.  Interest in Securities of the Corporation.

The following table sets forth the beneficial ownership of shares of Common Stock of the Corporation for each of the Reporting Persons.

Reporting person	Amount beneficially owned: (1)		Percent of class:(1), (2)	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Queen Beauty and Wellness Group Limited	20,308,945		90.8%	0	20,308,945	0	20,308,945
SOKO Acquisition Corporation	20,308,945		90.8%	0	20,308,945	0	20,308,945
Tong Liu	9,763,910	(3)	43.7%	9,763,910	0	9,763,910	0
Xia Yu	70,000	(6)	0.3%	70,000	0	70,000	0
Bingrong Wu	150,000	(7)	0.8%	150,000	0	150,000	0
Chunying Liu	840,000		3.8%	840,000	0	840,000	0
Guozhe Li	11,000	(8)	0.0%	11,000	0	11,000	0
Qinyue Sun	790,000		3.5%	790,000	0	790,000	0
Lei Jiang	11,000	(9)	0.0%	5,000	0	5,000	0
Su Liu	820,000		3.7%	820,000	0	820,000	0
Xiangjin Yin	315,840		1.4%	315,840	0	315,840	0
Guerrilla Capital Management, L.L.C. (4)	2,265,690		10.1%	0	2,265,690	0	2,265,690
Guerrilla Partners, L.P.(5)	549,211		2.5%	0	549,211	0	549,211
Hua-Mei 21st Century Partners, LP (6)	1,716,479		7.7%	0	1,716,479	0	1,716,479
IDG-ACCEL China Investors II L.P.	4,022,345		18.0%	304,094	3,718,251	304,094	3,718,251
IDG-Accel China Growth Fund II L.P.	4,022,345		18.0%	3,718,251	304,094	3,718,251	304,094
Quan Zhou	4,022,345		18.0%	0	4,022,345	0	4,022,345
Patrick J. McGovern	4,022,345		18.0%	0	4,022,345	0	4,022,345
IDG-Accel China Growth Fund GP II Associates Ltd.	4,022,345		18.0%	4,022,345	0	4,022,345	0
IDG-Accel China Growth Fund II Associates L.P.	4,022,345		18.0%	3,718,251	304,094	3,718,251	304,094
Lucky Eagle Limited	465,000		2.1%	465,000	0	465,000	0
China Golden Leaf Equity Fund SPC Segregated Portfolio SOKO	180,852		0.8%	180,852	0	180,852	0
Golden Year Holdings Limited	666,667		3.0%	666,667	0	666,667	0

(1) Each of the Reporting Persons could be deemed to be part of a “group” with each other.

(2) Percentage of beneficial ownership of each listed person is based on 22,368,477 shares of Common Stock outstanding as of July 21, 2011 (as provided by the Corporation).

(3)  On May 22, 2011, Mr. Tong Liu acquired warrants to purchase an aggregate 803,910 shares of Common Stock from Guerrilla and Hua-Mei pursuant to a warrant purchase agreement dated as of May 19, 2011 for an aggregate purchase price of $2,612,707.50. On June 3, 2011, Mr. Tong Liu exercised all of the warrants and acquired 803,910 shares of Common Stock by payment of an aggregate exercise price of $1,029,004.80.  The obligation of Mr. Tong Liu to pay the purchase price to Guerrilla and Hua-Mei is evidenced by two secured promissory notes issued by him to Guerrilla and Hua-Mei, which are secured by a pledge by Mr. Tong Liu of 1,000,000 shares of Common Stock owned by Mr. Tong Liu in favor of Guerrilla and Hua-Mei pursuant to a pledge and security agreement dated as of May 19, 2011.

(4) Guerrilla Capital Management, L.L.C. has the sole power to vote or direct the vote of 0 Shares of Common Stock to which this filing relates.

Guerrilla Capital Management, L.L.C. shares the power to vote or direct the vote of the 2,265,690 Shares of Common Stock to which this filing relates.

Guerrilla Capital Management, L.L.C. has the sole power to dispose or direct the disposition of 0 Shares of Common Stock to which this filing relates.

Guerrilla Capital Management, L.L.C. shares the power to dispose or direct the disposition of the 2,265,690 Shares of Common Stock to which this filing relates.

Guerrilla Capital Management, L.L.C. specifically disclaims beneficial ownership in the Shares of Common Stock reported herein except to the extent of his pecuniary interest therein.

(5) Guerrilla Partners, L.P. shares the power to vote or direct the vote of the 549,211 Shares of Common Stock to which this filing relates.

Guerrilla Partners, L.P. has the sole power to vote or direct the vote of 0 Shares of Common Stock to which this filing relates.

Guerrilla Partners, L.P. shares the power to dispose or direct the disposition of the 549,211 Shares of Common Stock to which this filing relates.

Guerrilla Partners, L.P. has the sole power to dispose or direct the disposition of 0 Shares of Common Stock to which this filing relates.

(6) Hua-Mei 21st Century Partner, LP shares the power to vote or direct the vote of the 1,716,479 Shares of Common Stock to which this filing relates.

Hua-Mei 21st Century Partner, LP has the sole power to vote or direct the vote of 0 Shares of Common Stock to which this filing relates.

Hua-Mei 21st Century Partner, LP shares the power to dispose or direct the disposition of the 1,716,479 Shares of Common Stock to which this filing relates.

Hua-Mei 21st Century Partner, LP has the sole power to dispose or direct the disposition of 0 Shares of Common Stock to which this filing relates.

(6) Includes stock options to purchase 30,000 shares of Common Stock of the Corporation.

(7) Includes stock options to purchase 30,000 shares of Common Stock of the Corporation.

(8) Includes stock options to purchase 6,000 shares of Common Stock of the Corporation.

(9) Includes stock options to purchase 6,000 shares of Common Stock of the Corporation.

Bin Zhou, a director of Golden Leaf and Golden Year, beneficially owns and has the sole power to vote and dispose, stock options to purchase 50,000 shares of Common Stock of the Corporation.

Other than the transactions described in this Schedule 13D, during the sixty days prior to the filing of this Schedule 13D, there were no transactions in the shares of Common Stock, or securities convertible into, exercisable for or exchangeable for shares of Common Stock, effected by the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Corporation

The descriptions of the Contribution Agreement described in Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons also consented to a joint filing on Schedule 13D pursuant to the Contribution Agreement.

To the best knowledge of the Reporting Persons, except as provided herein, in the Schedule 13D and any of its amendments, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Corporation.

Item 7.  Material to be Filed as Exhibits

Attached as Exhibit 1 is the Contribution and Subscription Agreement, dated as of [ ], 2011, by and among Queen Beauty and Wellness Group Limited, SOKO Acquisition Corporation, Tong Liu, Xia Yu, Bingrong Wu, Chunying Liu, Qinyue Sun, Su Liu, Lei Jiang, Guozhe Li, Xiangjin Yin, Guerrilla Partners, L.P., Hua-Mei 21st Century Partners, LP, IDG-ACCEL China Growth Fund II L.P., IDG-ACCEL China Investors II L.P., China Golden Leaf Equity Fund SPC, Golden Year Holdings Limited, Lucky Eagle Limited, China Consumer Capital Fund and Mousserena, L.P.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete, and correct.

Dated:  July 26, 2011

Queen Beauty and Wellness Group Limited

By:	/s/ Tong Liu
Name: Tong Liu
Title: Chief Executive Officer

SOKO Acquisition Corporation

By:	/s/ Tong Liu
Name: Tong Liu
Title: Director

/s/ Tong Liu
Tong Liu

/s/ Xia Yu
Xia Yu

/s/ Bingrong Wu
Bingrong Wu

/s/ Chunying Liu
Chunying Liu

/s/ Guozhe Li
Guozhe Li

/s/ Qinyue Sun
Qinyue Sun

/s/ Lei Jiang
Lei Jiang

/s/ Su Liu
Su Liu

/s/ Xiangjin Yin
Xiangjin Yin

Guerrilla Capital Management, L.L.C.

By:	/s/ Peter Siris
Name: Peter Siris
Title: Managing Director

Guerrilla Partners, L.P.

By:	/s/ Leigh S. Curry
Name: Leigh S. Curry
Title: Managing Director

Hua-Mei 21st Century Partners, LP

By:	/s/ Peter Siris
Name: Peter Siris
Title: Managing Director

IDG-Accel China Growth Fund II L.P.

By:	/s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory

IDG-Accel China Investors II L.P.

By:	/s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory

IDG-Accel China Growth Fund GP II Associates Ltd.

By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorized Signatory

IDG-Accel China Growth Fund II Associates L.P.

By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorized Signatory

/s/ Quan Zhou
Quan Zhou

/s/ Patrick J. McGovern
Patrick J. McGovern

Lucky Eagle Limited

By:	/s/ Dongmei Sheng
Name: Dongmei Sheng
Title: Director

China Golden Leaf Equity Fund SPC

By:	/s/ Bin Zhou
Name: Bin Zhou
Title: Director

Golden Year Holdings Limited

By:	/s/ Haibo (Herbert) Yu
Name: Haibo (Herbert) Yu
Title: Managing Director

Exhibit 1
Contribution and Subscription Agreement

Execution Copy

CONTRIBUTION AND SUBSCRIPTION AGREEMENT

THIS CONTRIBUTION AND SUBSCRIPTION AGREEMENT (hereinafter referred to as this “Agreement”) is entered into as of this 25th day of July, 2011, by and among Queen Beauty and Wellness Group Limited, an exempted company incorporated under the laws of the Cayman Islands (“Holdco”), SOKO Acquisition Corporation, a Delaware corporation (“Merger Sub”), Tong Liu, Xia Yu, Bingrong Wu, Chunying Liu, Qingyue Sun, Su Liu, Lei Jiang and Guozhe Li (collectively, the “Management Stockholders”),  certain other existing stockholders (collectively, the “Other Contributing Stockholders” and, together with the “Management Stockholders,” the “Contributing Stockholders”) of SOKO Fitness & Spa Group, Inc., a Delaware corporation (“SOKO”), in each case, set forth in Schedule A attached hereto, and certain new investors set forth in Schedule B attached hereto (collectively, the “Investors”), upon the following premises:

WHEREAS, SOKO is a publicly held corporation with its shares of common stock, $0.001 par value per share (the “Common Stock”), quoted on the OTC Bulletin Board;

WHEREAS, the Contributing Stockholders currently own an aggregate of 20,308,945 shares of Common Stock in the individual amounts set forth on Schedule A attached hereto, constituting all of the shares of Common Stock held by each such Stockholder, other than 5,519 and 15,840 shares of Common Stock held by China Golden Leaf Equity Fund SPC and Xiangjin Yin, respectively;

WHEREAS, Mr. Tong Liu acquired warrants (the “Warrants”) to purchase an aggregate of 803,910 shares of Common Stock from Guerrilla Partners, L.P. and Hua-Mei 21st Century Partners, LP (collectively, “Guerrilla”) pursuant to a Warrant Purchase Agreement dated May 19, 2011 and Mr. Tong Liu exercised all of the Warrants and acquired 803,910 shares of Common Stock (the “Warrant Shares”) on June 3, 2011;

WHEREAS, the Management Stockholders agree to contribute 10,820,000 shares of Common Stock held by them to Holdco in exchange for 10,819,999 ordinary shares of Holdco, $0.001 par value per share (the “Ordinary Shares”), the Other Contributing Stockholders agree to contribute 8,685,035 shares of Common Stock held by them to Holdco in exchange for 8,685,035 Series A preferred shares of Holdco, $0.001 par value per share (the “Preferred Shares”), and Mr. Tong Liu agrees to contribute the Warrant Shares to Holdco in exchange for 803,910 Preferred Shares, in each case in the individual amounts set forth in Schedule A attached hereto, on the terms and subject to the conditions set forth herein;

WHEREAS, Holdco shall contribute to Merger Sub all of the shares of Common Stock contributed to Holdco by the Contributing Stockholders in exchange for one share of common stock, $0.001 par value, of Merger Sub;

WHEREAS, the Investors agree to subscribe for and Holdco agrees to issue to the Investors an aggregate 2,222,221 Preferred Shares, in the individual amounts set forth in Schedule B attached hereto, at a price of $4.50 per share on the terms and subject to the conditions set forth herein;

WHEREAS, Merger Sub will become the owner of at least ninety percent (90%) of the issued and outstanding shares of Common Stock and Holdco intends to merge Merger Sub with and into SOKO (the “Merger”) with SOKO continuing as the surviving corporation, pursuant to Section 253 of the General Corporation Law of the State of Delaware;

WHEREAS, Guerrilla, IDG-Accel Growth Fund II (“IDG Growth”), and IDG-Accel China Investors II (together with “IDG Growth”, “IDG”; and together with Guerrilla and IDG Growth,  the “Waiving Contributing Stockholders”) are parties to certain securities purchase agreements, stock purchase agreements and registration rights agreements set out in Schedule C attached hereto (together, the “Securities Purchase Related Agreements”), which entitle such Waiving Contributing Stockholders, among other things, to certain preemptive, preferential, rights of first refusal, registration rights or similar rights in connection with the transactions contemplated herein, and such Waiving Contributing Stockholders agree to waive such rights thereunder;

WHEREAS, Guerrilla and Mr. Tong Liu are parties to a Pledge and Security Agreement dated as of May 19, 2011 (the “Pledge and Security Agreement”), by which Mr. Tong Liu pledged 1,000,000 shares of Common Stock (the “Pledged Shares”) to Guerrilla and covenanted not to transfer all or any portion of the Pledged Shares while the Pledge and Security Agreement is in effect, and Guerrilla agrees to waive this restriction in connection with the Contribution (as defined below) and the other transactions contemplated herein; and

WHEREAS, the Ordinary Shares and Preferred Shares to be issued to the Management Stockholders, the Other Contributing Stockholders and the Investors, as the case may be, constitute all of the issued and outstanding shares of Holdco.

NOW THEREFORE, on the stated premises and for and in consideration of the mutual covenants and agreements hereinafter set forth and the mutual benefits to the parties to be derived here from, and intending to be legally bound hereby, it is hereby agreed as follows:

ARTICLE 1

REPRESENTATIONS AND WARRANTIES OF THE CONTRIBUTING STOCKHOLDERS

Each of the Contributing Stockholders hereby represents and warrants, severally and not jointly, as of the date of this Agreement as follows:

Section 1.1    Authority.  He, she or it has the full power, authority, and legal right and has taken all action required by law, and otherwise to consummate the transactions herein contemplated.  With respect to Contributing Stockholders that are entities, the execution, delivery and performance by it of this Agreement and the consummation of the transactions herein contemplated have been duly authorized by all necessary corporate action, and no other action is required on its part in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions herein contemplated.  This Agreement has been duly executed and delivered by he, she or it and, assuming the due authorization, execution and delivery hereof and thereof by the other parties, this Agreement constitutes the valid and legally binding obligation of he, she or it, enforceable against he, she or it in accordance with its terms, except as may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affective creditors’ rights generally or general equitable principles.

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Section 1.2    Title.  He, she or it holds of record and owns beneficially Common Stocks in the amount set forth on Exhibit A free and clear of any restrictions on transfer, taxes, liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE INVESTORS

Each of the Investors hereby represents and warrants, severally and not jointly, as of the date of this Agreement as follows:

Section 2.1    Authority.  It has the full power, authority, and legal right and has taken all action required by law, and otherwise to consummate the transactions herein contemplated.  The execution, delivery and performance by it of this Agreement and the consummation of the transactions herein contemplated have been duly authorized by all necessary corporate action, and no other action is required on its part in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions herein contemplated.  This Agreement has been duly executed and delivered by it and, assuming the due authorization, execution and delivery hereof and thereof by the other parties, this Agreement constitutes the valid and legally binding obligation of it, enforceable against it in accordance with its terms, except as may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affective creditors’ rights generally or general equitable principles.

Section 2.2    Purchase Entirely for Own Account.  This Agreement is made with the Investor in reliance upon the Investor’s representation, which by the Investor’s execution of this Agreement the Investor hereby confirms, that the Preferred Shares and any Ordinary Shares issuable upon conversion of the Preferred Shares will be acquired for investment for the Investor’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of any applicable laws, and that the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

Section 2.3    Sufficient Funds.  The Investor has uncalled capital commitments or otherwise has available to it funds in excess of the Subscription Price payable by it plus the aggregate amount of all other commitments and obligations it currently has outstanding.

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ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF HOLDCO

Holdco hereby represents and warrants as of the date of this Agreement as follows:

Section 3.1    Organization.  It is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands.

Section 3.2    Authority.  It has the full power, authority, and legal right and has taken all action required by law, and otherwise to consummate the transactions herein contemplated.  The execution, delivery and performance by it of this Agreement and the consummation of the transactions herein contemplated have been duly authorized by all necessary corporate action, and no other action is required on its part in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions herein contemplated.  This Agreement has been duly executed and delivered by it and, assuming the due authorization, execution and delivery hereof and thereof by the other parties, this Agreement constitutes the valid and legally binding obligation of it, enforceable against it in accordance with its terms, except as may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affective creditors’ rights generally or general equitable principles.

Section 3.3    Valid Issuance.  When issued and sold against receipt of consideration in accordance with Sections 4.1 and 4.2 on the Closing Date (as defined below), the Ordinary Shares and Preferred Shares will be validly issued, fully paid and nonassessable.

Section 3.4    No Other Liabilities.  Except for the liabilities or obligations pursuant to its memorandum and articles of association, this Agreement and the transactions contemplated hereby or incident to its formation, it does not have any liabilities or obligations of any nature.

Section 3.5    Schedule 13E-3.  No filing of Schedule 13E-3 is necessary or required for the performance by Holdco of its obligations hereunder in connection with the transactions contemplated by this Agreement.

ARTICLE 4

PLAN OF CONTRIBUTION AND SUBSCRIPTION

Section 4.1    Contribution.  (a) On the terms set forth in this Agreement and subject to the conditions of (w) receipt of a stockholders’ list of SOKO, dated no more than five (5) business days prior to the date hereof, including names and addresses of each stockholder and reflecting that (i) each Contributing Stockholder is the record holder of the shares of Common Stock set forth opposite its or his name on Schedule A attached hereto and (ii) the Contributing Stockholders collectively hold at least 90% of the outstanding shares of Common Stock, certified by the current transfer agent of SOKO, (x) due execution and delivery of a share charge in mutually agreed form by Mr. Tong Liu and Guerrilla, (y) due execution and delivery of a shareholders’ agreement in mutually agreed form by all parties thereto on the Closing Date and (z) adoption by the board of directors and the sole shareholder of Holdco of the amended and restated memorandum and articles of association of Holdco in mutually agreed form by all parties hereto, immediately prior to the Closing Date, each Contributing Stockholder, by executing this Agreement, agrees to assign, transfer and deliver, free and clear of all liens, pledges, encumbrances, charges, restrictions or known claims of any kind, nature, or description, the shares of Common Stock in the individual amounts set forth on Schedule A attached hereto to Holdco (the “Contribution”) on the second day after the satisfaction or waiver of the conditions set  forth above or another date agreed among the parties (the “Closing Date”), by delivering to Holdco the stock certificates evidencing his, her or its shares of Common Stock with a stock power form executed in blank before the Closing Date.  In exchange for the transfer of such shares of Common Stock by the Contributing Stockholders, Holdco shall, on the Closing Date, issue to (A) the Management Stockholders the Ordinary Shares at the monetary equivalent subscription price of $4.50 per Ordinary Share and (B) Mr. Tong Liu and the Other Contributing Stockholders the Preferred Shares at the monetary equivalent subscription price of $4.50 per Preferred Share, in each case in the individual amounts opposite to the respective names of the Contributing Stockholders set forth on Schedule A attached hereto.  For the avoidance of doubt, no Contributing Stockholder is required to pay any monetary subscription price to Holdco for such Ordinary Shares or Preferred Shares.

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(b) Holdco shall deliver to the Contributing Stockholders, contemporaneously with and subject to the performance of the obligations of the Contributing Stockholders under Section 4.1(a), a certified true copy of the register of members of Holdco showing the Contributing Stockholders as the holders of the Ordinary Shares or Preferred Shares, as the case may be, being purchased by the Contributing Stockholders pursuant to Section 4.1(a) and an original ordinary share certificate for the amount of such Ordinary Shares or an original preferred share certificate for the amount of such Preferred Shares, as the case may be, being purchased by the Contributing Stockholders in the name of the Contributing Stockholders.

(c) Immediately after the Contribution, Holdco shall assign, transfer and deliver, free and clear of all liens, pledges, encumbrances, charges, restrictions or known claims of any kind, nature or description, the shares of Common Stock contributed to it in the Contribution to Merger Sub in exchange for one share of common stock, $0.001 par value per share, of Merger Sub.

Section 4.2    Subscription.  (a) On the terms set forth in this Agreement, on the date hereof, each Investor hereby agrees to subscribe for, at a price of $4.50 per share, and Holdco agrees to issue to such Investor an aggregate number of Preferred Shares, in the individual amounts set forth in Schedule B attached hereto (the “Subscription”).  As consideration for the Preferred Shares allotted by Holdco to the Investors, the Investors shall pay to Holdco an aggregate purchase price of $9,999,994.50 in immediately available funds (the “Subscription Price”) on the Closing Date.

(b) On the Closing Date, Holdco shall deliver to the Investors, contemporaneously with and subject to the performance of the obligations of the Investors under Section 4.2(a), a certified true copy of the register of members of Holdco showing the Investors as the holders of the Preferred Shares being purchased by the Investors and an original Preferred Share certificate for the amount of the Preferred Shares being purchased by the Investor in the name of the Investor.

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Section 4.3    Schedule 13D.  By executing this agreement, each of Holdco, Merger Sub and the Contributing Stockholders consents to be included on a joint filing of the applicable Schedule 13D with the Securities and Exchange Commission and hereby agrees that the Schedule 13D will be filed on his, her or its behalf.

Section 4.4    Merger and Deregistration.  Within ten days of the Closing Date, Holdco and Merger Sub shall consummate the Merger pursuant to Section 253 of the General Corporation Law of the State of Delaware and file the relevant forms and other documents to suspend SOKO’s status as a reporting company under the Securities Exchange Act of 1934, as amended, and terminate the registration of the Common Stock under the Securities Act of 1933, as amended.

ARTICLE 4

WAIVER AND CONSENT

Section 5.1    Consent of the Transaction and Waiver of Rights.  (a) Each of the Waiving Contributing Stockholders hereby consents to the Contribution and the Subscription, and, to the extent applicable, waives any preemptive, preferential, rights of first refusal, registration right or similar rights it may have in connection with the Contribution, the Subscription and the other transactions herein contemplated, including but not limited to any such rights arising under the Securities Purchase Related Agreements.  Each of the Waiving Contributing Stockholders hereby further agrees that the Securities Purchase Related Agreements shall be terminated and of no further effect as of the Closing Date.

(b) Guerrilla hereby consents to the Contribution and waives the requirement under clause 6(f) of the Pledge and Security Agreement that Mr. Tong Liu may not transfer all or any portion of the Pledged Shares in connection with the Contribution and other transactions contemplated herein.

Section 5.2    Waiver of Notice.  Each of the Waiving Contributing Stockholders hereby waives any failure to receive notice it may have the right to receive in connection with the Contribution, the Subscription and the other transactions herein contemplated.

ARTICLE 6

PUT RIGHT

Section 6.1    Put Right. Within forty-five (45) business days after the Closing Date (the “Exercise Period”), Guerrilla shall have the right and option to require IDG, China Consumer Capital Fund (“CCC”) and Mousserena, L.P. (“Mousse”), China Golden Leaf Equity Fund SPC and Golden Year Holdings Limited (together with China Golden Leaf Equity Fund SPC, “China Golden” and, together with IDG, CCC and Mousse, the “Put Option Purchasers”) to purchase, on a several and not joint basis, from Guerrilla all or a portion of the Preferred Shares issued to Guerrilla  (the “Put Securities”) at a price (“Put Price”) of $4.50 per share (the “Put Option”).  The obligations and rights of the Put Option Purchasers under the Put Option shall be allocated as follows:  (i) first by IDG up to 1,111,111 shares of Put Securities, (ii) then by CCC up to 444,444 shares of Put Securities, (iii) then by Mousse up to 666,666 shares of Put Securities, and (iv) thereafter by China Golden up to 43,469 shares of Put Securities, respectively.  For the avoidance of doubt, the Put Option shall automatically expire, and shall thereafter be of no further force or effect, at midnight (Hong Kong time) of the last day of the Exercise Period.

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Section 6.2    Put Exercise Notice. The Put Option shall be exercisable by Guerrilla by delivering a written notice of exercise specifying the number of Put Securities exercised under the Put Option in the form attached as Schedule D hereto (a “Put Exercise Notice”) to each of the Put Option Purchasers at any time during the Exercise Period.  The closing of purchase of the Put Securities by the Put Option Purchasers shall close on a date to be agreed between Guerrilla and the Put Option Purchasers, which shall in no event be later than twenty (20) business days following the expiration of Exercise Period (the “Put Closing Date”).

Section 6.3    Put Closing. If Guerrilla exercises the Put Option, then on the Put Closing Date, Guerrilla shall, against full payment of an amount in cash in U.S. dollars equal to the number of Put Securities multiplied by the Put Price by the Put Option Purchasers, deliver to each Put Option Purchaser certificates representing the relevant Put Securities, duly endorsed for transfer to such Put Option Purchaser (the “Put Closing”). In connection with the sale of the Put Securities, Guerrilla shall represent and warrant to the Put Option Purchaser that the Put Securities sold by Guerrilla are owned beneficially and of record by Guerrilla and are transferred free and clear of any restrictions on transfer, taxes, liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands.

Section 6.4    Defaulting Put Option Purchasers.  If the Put Closing with respect to any Put Securities does not occur by the Put Closing Date because one or more Put Option Purchasers (the “Defaulting Put Option Purchasers”) are not contemporaneously funding its or their portion of the aggregate Put Price on the Put Closing Date, the aggregate Put Price payable by such Defaulting Put Option Purchasers shall accrue interest, beginning on the Put Closing Date until paid at a rate equal to 10% per annum.

ARTICLE 7

MISCELLANEOUS

Section 7.1    Entire Agreement.  This Agreement represents the entire agreement between the parties relating to the subject matter thereof and supersedes all prior agreements, understandings and negotiations, written or oral, with respect to such subject matter.

Section 7.2    Governing Law.  This Agreement shall be governed by, enforced, and construed under and in accordance with the laws of the State of New York, without giving effect to conflict of law principles that would result in the application of the laws of a jurisdiction other than the State of New York. In any action or proceeding arising from or relating to this Agreement, the parties agree that the jurisdiction and venue shall be in the federal and state courts located in the County of New York, State of New York, and each party waives any objection it may have with respect to the jurisdiction of such courts or the inconvenience of such forum or venue.

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Section 7.3    Expenses.  The fees and out-of-pocket expenses payable by Holdco in connection with the transactions herein contemplated shall be paid by Holdco out of the proceeds from the Subscription Price.  Each party to this Agreement shall pay its own fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement including, but not limited to, the legal fees of counsel.

Section 7.4    Equitable Relief.  Each party acknowledges that money damages would not be an adequate remedy in the event that any of the agreements in this Agreement are not performed in accordance with its terms, and it is therefore agreed that in addition to and without limiting any other remedy or right any party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, as a remedy for any such breach by another party and each other party waives any objection to the imposition of relief of an equitable nature if warranted.

Section 7.5    Succession and Assignment.   This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.  No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of other parties; provided that each Investor may assign this Agreement or any of its rights, interests or obligations hereunder to any affiliate of such Investor (except that no such assignment shall relieve the Investor of its obligations hereunder unless such affiliate has fully discharged its obligations hereunder).

        Section 7.6    Schedules.  The Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

Section 7.7    Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[SIGNATURE PAGE FOLLOWS]

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  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

Queen Beauty and Wellness Group Limited

By:	/s/ Tong Liu
Name: Tong Liu
Title: Chief Executive Officer

SOKO Acquisition Corporation

By:	/s/ Tong Liu
Name: Tong Liu
Title: Director

/s/ Tong Liu
Tong Liu

/s/ Xia Yu
Xia Yu

/s/ Bingrong Wu
Bingrong Wu

/s/ Chunying Liu
Chunying Liu

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/s/ Guozhe Li
Guozhe Li

/s/ Qinyue Sun
Qinyue Sun

/s/ Lei Jiang
Lei Jiang

/s/ Su Liu
Su Liu

/s/ Xiangjin Yin
Xiangjin Yin

China Golden Leaf Equity Fund SPC

By:	/s/ Bin Zhou
Name: Bin Zhou
Title: Director

Golden Year Holdings Limited

By:	/s/ Haibo (Herbert) Yu
Name: Haibo (Herbert) Yu
Title: Managing Director

Lucky Eagle Limited

By:	/s/Dongmei Sheng
Name: Dongmei Sheng
Title: Director

10

China Consumer Capital Fund

By:	/s/ Guangze Wu
Name: Guangze Wu
Title: General Partner

Mousserena, L.P.

By:	/s/ Charles Heilronn
Name: Charles Heilronn
Title: President of Serena Limited

General Partner of Mousserena, L.P

Guerrilla Partners, L.P.

By:	/s/ Peter Siris
Name: Peter Siris
Title: Managing Director

Hua-Mei 21st Century Partners, LP

By:	/s/ Peter Siris
Name: Peter Siris
Title: Managing Director

IDG-Accel China Growth Fund II L.P.

By:	/s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory

IDG-Accel China Investors II L.P.

By:	/s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory

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Schedule A

1. Management Stockholders	Shares of Common Stock of SOKO owned by each Management Stockholder prior to the Contribution	Ordinary Shares of Holdco owned by each Management Stockholder after the Contribution
Tong Liu	8,960,000	8,959,999
Xia Yu	40,000	40,000
Bingrong Wu	150,000	150,000
Chunying Liu	840,000	840,000
Su Liu	820,000	820,000
Lei Jiang	5,000	5,000
Guozhe Li	5,000	5,000
Qinyue Sun	790,000	790,000

2. Other Contributing Stockholders	Shares of Common Stock of SOKO owned by each Other Contributing Stockholder prior to the Contribution	Preferred Shares of Holdco owned by each Other Contributing Stockholder after the Contribution
Guerrilla Partners, L.P.	549,211	549,211
Hua-Mei 21st Century Partners, LP	1,716,479	1,716,479
IDG-ACCEL China Growth Fund II L.P.	3,718,251	3,718,251
IDG-ACCEL China Investors II L.P.	304,094	304,094
China Golden Leaf Equity Fund SPC	175,333	175,333
Golden Year Holdings Limited	666,667	666,667
Lucky Eagle Limited	465,000	465,000
Tong Liu	803,910	803,910
Xiangjin Yin	300,000	300,000

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Schedule B

Investors	Preferred Shares of Holdco to be issued to the Investor	Cash consideration to be paid to Holdco by the Investor
China Consumer Capital Fund	1,333,333	$5,999,998.50
Mousserena, L.P.	444,444	$1,999,998
Golden Year Holdings Limited	444,444	$1,999,998

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Schedule C

Securities Purchase Agreements

1.           Securities Purchase Agreement, dated as of April 11, 2008, by and among American Business Holdings, Inc. (former company name of SOKO Fitness & Spa Group, Inc.), Guerrilla Partners, LP, Hua-Mei 21st Century Partners, and James J. Fuld IRA.

2.           Registration Rights Agreement, dated as of April 11, 2008, by and among American Business Holdings, Inc. (former company name of SOKO Fitness & Spa Group, Inc.), Guerrilla Partners, LP, Hua-Mei 21st Century Partners, and James J. Fuld IRA.

3.           Stock Purchase Agreement, dated as of April 29, 2010, by and among SOKO Fitness & Spa Group, Inc., Guerrilla Partners, LP, Hua-Mei 21st Century Partners, James J. Fuld, IDG- Accel Growth Fund II, and IDG-Accel China Investors II.

4.           Registration Rights Agreement, dated as of April 29, 2010, by and among SOKO Fitness & Spa Group, Inc., Guerrilla Partners, LP, Hua-Mei 21st Century Partners, James J. Fuld, IDG- Accel Growth Fund II, and IDG-Accel China Investors II.

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Schedule D

Form of the Notice of Exercise

Notice of Exercise

IDG-Accel China Growth Fund II L.P.
IDG-Accel China Investors II L.P.
c/o IDGVC Partners
Room 616 Tower A COFCO Plaza
8 Jianguomennei Dajie
Beijing 100005
P. R. China

Attention: Mi Zhou
Tel: 86-10-8512-0221
Fax: 86-10-8512-0225

With a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
26th Floor, Twin Tower West
B12, Jian Guo Men Wai Avenue
Chaoyang District
Beijing 100022
People’s Republic of China

Attention: Howard Zhang, Esq.
Tel.: 86-10-8567-5000
Fax: 86-10-8567-5123

China Consumer Capital Fund
Rm2003A, Tower 3
China Central place
77 Jianguo Road, Chaoyang District
Beijing 100025, China

Attention: Zhang Yu
Tel: +86 10 8588 8318 Ext. 808
Fax: +86 10 8588 7858

Mousserena, L.P.
c/o Mousse Partners Limited
Unit 1705, Tower 1
China Central Place, No. 81 Jianguo Road
Beijing 100025, China

Attention:  Shan Zhu
Tel:  +86 10 5969 5966
Fax:  +86 10 5969 5922

China Golden Leaf Equity Fund SPC
Golden Year Holdings Limited
75 Huntington Road
Newton, MA 02458
United States

Attention:  Bin Zhou
Tel:  +1 617 965 3425
Fax:  +1 617 965 1054

Queen Beauty and Wellness Group Limited
c/o SOKO Fitness & Spa Group, Inc.
No.194, Guogeli Street
Harbin
Heilongjiang Province 15000, China

Attention:  Tong Liu
Tel:  +86 451-87702255
Fax:  +86 451-87705544

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_________, 2011

VIA FACSIMILE

Pursuant to Section 6.2 of the contribution and subscription agreement dated as of ______, 2011 by and among Queen Beauty and Wellness Group Limited (“Queen Beauty”), SOKO Acquisition Corporation, Tong Liu, Bingrong Wu, Xia Yu, Chunying Liu, Qinyue Sun, Su Liu, Lei Jiang, Guozhe Li, Xiangjin Yin, China Consumer Capital Fund, Guerrilla Partners, L.P., Hua-Mei 21st Century Partners, LP, IDG-Accel China Growth Fund II L.P., IDG-Accel China Investors II L.P., Lucky Eagle Limited, China Golden Leaf Equity Fund SPC, Golden Year Holdings Limited and Mousserena, L.P. (the “Contribution Agreement”) relating to the put option relating to 549,211 preferred shares of Queen Beauty held by Guerrilla Partners, L.P. and 1,716,479 preferred shares of Queen Beauty held by Hua-Mei 21st Century Partners, LP, respectively (the “Put Securities”), and on the terms and subject to the conditions set forth in the Contribution Agreement, [Guerrilla Partners, L.P.][Hua-Mei 21st Century Partners, LP] hereby elects to exercise its right to sell [ ] Put Securities at a price of $4.50 per share.

The account to which the aggregate purchase price for the Put Securities to be paid is as follows:

[account details to be inserted].

Very truly yours,

[Guerrilla Partners, L.P.][Hua-Mei 21st Century Partners, LP]

By
Name:
Title:

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